Exhibit 99.1

NIO Announces RMB3.3 Billion Investment in NIO China from Strategic Investors

SHANGHAI, China, September 29, 2024 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced that it has entered into definitive agreements for investment in NIO Holding Co., Ltd., a PRC subsidiary in which it holds 92.1% controlling equity interest (“NIO China”), with Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), Anhui Provincial Emerging Industry Investment Co., Ltd. and CS Capital Co., Ltd. (collectively, the “Strategic Investors”), pursuant to which the Strategic Investors will invest an aggregate of RMB3.3 billion in cash (the “Strategic Investment Amount”) to subscribe for newly issued shares of NIO China. Concurrently, NIO will invest an aggregate of RMB10 billion in cash (the “NIO Investment Amount”) to subscribe for newly issued shares of NIO China (collectively, the “Investment Transaction”). Upon completion of the Investment Transaction, NIO will hold 88.3% of controlling equity interest in NIO China, while the Strategic Investors together with the other existing shareholders will collectively hold the remaining 11.7% of equity interest in NIO China.

In addition to the NIO Investment Amount, NIO also has the right to invest an additional RMB20 billion to subscribe for additional shares in NIO China by December 31, 2025 based on the same price and terms of the Investment Transaction.

The Investment Transaction is subject to regulatory and internal approvals, as well as the satisfaction of customary closing conditions. The Strategic Investors and NIO will each inject cash into NIO China in two installments, with 70% of the Strategic Investment Amount and NIO Investment Amount to be made by the end of November 2024, with the remaining 30% to be made by the end of December 2024.

This investment not only demonstrates the strategic investors’ firm support for the high-quality development of the electric vehicle industry but also underscores their strong recognition of NIO’s unique values and industry leadership. With an enhanced balance sheet, NIO is strategically positioned to maintain its long-term advantages in technology, products, services, and user community, promote its multi-brand strategy and penetrate broader markets, and propel the Company into the next stage of sustainable growth.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, and family-oriented smart electric vehicles through the ONVO brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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